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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*


                          Giant Industries, Inc.
                             (Name of Issuer)

                  Common Stock, Par Value $.01 per share
                      (Title of Class of Securities)

                                374508 10 9
                              (CUSIP Number)

                             James E. Acridge
          23733 North Scottsdale Road, Scottsdale, Arizona 85255
                               602-585-8888
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             February 2, 1996
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

 CUSIP No.: 374508 10 9
_______________________________________________________________________
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James E. Acridge
     S.S. Number: ###-##-####
_______________________________________________________________________
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
     (SEE INSTRUCTIONS)                                    (b) [  ]
_______________________________________________________________________
 3.  SEC USE ONLY

_______________________________________________________________________
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
_______________________________________________________________________
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)   [   ]
_______________________________________________________________________
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
_______________________________________________________________________
                               7.  SOLE VOTING POWER
       NUMBER OF                   2,709,646
         SHARES               _________________________________________
      BENEFICIALLY             8.  SHARED VOTING POWER
        OWNED BY                   163,255
          EACH                _________________________________________
       REPORTING               9.  SOLE DISPOSITIVE POWER
         PERSON                    2,709,646
          WITH                _________________________________________
                              10.  SHARED DISPOSITIVE POWER
                                   163,255
_______________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,872,901
_______________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)  [  ]
_______________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     25.2
_______________________________________________________________________
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
_______________________________________________________________________

     This Amendment No. 6 to Schedule 13D relates to the Common Stock, par value $.01 per share, issued by Giant Industries, Inc., a Delaware corporation, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. It amends and restates electronically the entire text of Schedule 13D filed by James E. Acridge, dated December 26, 1989, as amended by Amendments No. 1 through No. 5, excluding filed paper exhibits.

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by Giant Industries, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"). The principal executive offices of the Company are located at 23733 North Scottsdale Road, Scottsdale, Arizona 85255.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  This Schedule 13D is being filed by James E. Acridge.

     (b) Mr. Acridge's business address is 23733 North Scottsdale Road, Scottsdale, Arizona 85255.

     (c) Mr. Acridge's present principal occupation is that of Chairman, President and Chief Executive Officer of the Company. The Company is a holding company for subsidiaries involved in the refining and marketing of petroleum products and the exploration for and the acquisition, development and production of crude oil and natural gas. The address of the Company is 23733 North Scottsdale Road, Scottsdale, Arizona 85255.

     (d) Mr. Acridge has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Acridge has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Acridge is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 4 hereof, 3,869,314 shares of the 3,869,414 shares of Common Stock originally acquired by Mr. Acridge were received in exchange for 3,869,314 shares of common stock, par value $.01 per share (the "Giant Common Stock"), of Giant Industries Arizona, Inc., an Arizona corporation ("Giant"). The source of funds for the remaining 100 shares purchased by Mr. Acridge was his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     On December 11, 1989, the shareholders of Hixon Development Company, a Texas corporation ("Hixon"), and the shareholders of Giant approved the reorganization (the "Reorganization") of Hixon and Giant to be effected pursuant to an Agreement and Plan of Reorganization, dated as of October 15, 1989, as amended and restated as of December 20, 1989 (the "Reorganization Agreement"), by and among the Company, Giant, and Hixon. On December 21, 1989, the transactions contemplated by the Reorganization Agreement were consummated. Concurrently with the consummation of the Reorganization, the Company completed an initial public offering of the Common Stock (the "Concurrent Offering").

     Pursuant to the Reorganization Agreement, Hixon and Giant became wholly owned subsidiaries of the Company. In the Reorganization, each Hixon shareholder received .86162 shares of Common Stock, plus cash for any fractional shares of Common Stock, in exchange for each share of Hixon Common Stock, par value $1.00 per share. In addition, each Giant shareholder received one share of Common Stock, plus cash for any fractional shares of Common Stock, in exchange for each share of Giant Common Stock for which they did not elect to receive cash in accordance with the terms of the Reorganization Agreement.

     The above discussion of the Reorganization Agreement is qualified in its entirety by the Reorganization Agreement, a copy of which is filed as Annex I to the Joint Proxy Statement-Prospectus contained in the Company's Registration Statement (No. 33-31837) on Form S-4 filed with the Securities and Exchange Commission (the "SEC") on October 27, 1989, as amended by Amendment No. 1 thereto filed on November 20, 1989, Amendment No. 2 thereto filed on December 1, 1989, and Amendment No. 3 thereto filed on December 4, 1989 (the "Registration Statement").

     Mr. Acridge's purpose in agreeing to exchange his Giant Common Stock for Common Stock pursuant to the Reorganization Agreement was to effect the consummation of the transactions contemplated by such agreement and to gain a significant equity investment in a new publicly traded holding company for subsidiaries involved in the refining and marketing of petroleum products and the exploration for and the acquisition, development and production of crude oil and natural gas. In addition, Mr. Acridge purchased an additional 100 shares of Common Stock solely for investment purposes.

     Mr. Acridge intends to continuously review the possible courses of action that may be available to him and take such action with respect to the Company as he considers desirable in light of the circumstances then prevailing. Depending on his decision whether or not to pursue any of such courses of action and depending on market conditions and other factors, Mr. Acridge reserves the right to sell or to purchase shares of Common Stock individually or with others as part of a group (and through borrowing, if deemed appropriate) in brokerage transactions on the New York Stock Exchange, Inc. or in private transactions, if appropriate opportunities to do so are available, on such terms and at such times as he considers desirable. Based on his cash requirements including those arising in connection with various real estate projects in which he is participating, Mr. Acridge reserves the right to sell Common Stock in the future pursuant to the limitations of Rule 144. Except as set forth above, Mr. Acridge has no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

     In connection with the closing of the Reorganization, Mr. Acridge and the Company entered into a letter agreement (the "Letter Agreement") pursuant to which Mr. Acridge agreed that he will not offer or sell or otherwise dispose of any of the Common Stock issued to him pursuant to the Reorganization in violation of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC. The above discussion of the terms and conditions of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached as Exhibit 1 hereto.

     In connection with the closing of the Concurrent Offering, Mr. Acridge entered into an agreement (the "Lock-Up Agreement") with Shearson Lehman Hutton Inc. and Hanifen, Imhoff Inc. (the "Underwriters") pursuant to which Mr. Acridge agreed that during the period commencing on the date of the effectiveness of the registration statement relating to the Concurrent Offering and ending 180 days thereafter, he would not, without the prior written consent of the Underwriters, sell or otherwise dispose of, or offer or contract to sell, any shares of Common Stock or sell or grant any rights, options, warrants or securities convertible with respect to Common Stock, except for certain sales to the Underwriters. The above discussion of the terms and conditions of the Lock-Up Agreement is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is attached as Exhibit 2 hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of the filing of this Amendment No. 6, Mr. Acridge directly holds 2,587,831 shares of Common Stock representing approximately 22.7% of the 11,424,983 shares of Common Stock (the "Outstanding Shares") deemed to be outstanding (based on information reported in the Company's most recent 10-Q plus the Option Shares described below).

     Pursuant to Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934 ("Rule 13d-3"), Mr. Acridge may be deemed to be the beneficial owner of an additional 13,061 shares of Common Stock (the "Restricted Shares") granted pursuant to the Giant Industries, Inc. 1989 Stock Incentive Plan (the "Stock Incentive Plan") over which Mr. Acridge has voting power but which are subject to certain investment restrictions.

     Pursuant to Rule 13d-3, Mr. Acridge may be deemed to be the beneficial owner of 108,754 shares of Common Stock (the "Option Shares") by reason of options granted to Mr. Acridge under the Stock Incentive Plan. Mr. Acridge has a presently exercisable right or a right exercisable within 60 days to acquire these Option Shares.

     Under Rule 13d-3, Mr. Acridge may also be deemed to be the beneficial owner of 163,255 shares of Common Stock allocated to him by virtue of his participation in the Giant Industries, Inc. Employee Stock Ownership Plan (the "ESOP").

     Accordingly, Mr. Acridge may be deemed to beneficially own a total of 2,872,901 shares of Common Stock representing approximately 25.2% of the Outstanding Shares.

     (b) Mr. Acridge has sole voting and dispositive power with respect to the 2,587,831 shares of Common Stock directly owned by him.

     Mr. Acridge has the power to direct the voting but no power to direct the disposition of the 13,061 Restricted Shares. Dispositive power as to these shares may vest at various times in the future.

     Mr. Acridge will have sole voting and dispositive power with respect to the 108,754 Option Shares, at such time as he exercises such options and acquires such shares.

     As a participant in the ESOP, Mr. Acridge has the power to direct the trustee as to voting, and has shared dispositive power with the trustee with respect to disposition, of the 163,255 shares of Common Stock allocated to his account in accordance with the terms of the ESOP. The trustee is Bank of America, N.T. & S.A., located at Metro Center, 555 Anton Boulevard, Suite 350, Costa Mesa, California 92626.

     (c) Within the last sixty days, Mr. Acridge disposed of 110,000 shares of Common Stock. This disposition was effected through a sale on February 2, 1996, at a price of $11.875 per share through a transaction pursuant to Rule
144. No other transactions in the Common Stock were effected by Mr. Acridge during such sixty day period.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH
         RESPECT TO SECURITIES OF THE ISSUER.

    Mr. Acridge has pledged 2,491,639 shares of Common Stock to various financial institutions as security for various loans the proceeds of which were used for general purposes and not used to finance the acquisition of any Common Stock of the Company. Mr. Acridge retains the right to direct the voting and disposition of such shares and the right to receive all dividends, subject to standard default provisions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are attached to this Schedule 13D:

     Exhibit 1.  Agreement, dated December 5, 1989, by and between James
                 E. Acridge and Giant Industries, Inc.

     Exhibit 2. Agreement, dated December 14, 1989, by and between James E. Acridge and Shearson Lehman Hutton Inc. and Hanifen, Imhoff Inc. as Representatives of the Several Underwriters.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 29, 1996.


                                 /s/ JAMES E. ACRIDGE
                                 _______________________________________
                                 James E. Acridge

                               EXHIBIT INDEX


EXHIBIT                                                          PAGE

1.*  Agreement, dated December 5, 1989, by and between James
     E. Acridge and Giant Industries, Inc.

2.*  Agreement, dated December 14, 1989, by and between
     James E. Acridge and Shearson Lehman Hutton Inc. and
     Hanifen, Imhoff Inc. as Representatives of the Several
     Underwriters.


*Pursuant to Regulation S-T, Item 101(a)(2)(ii), these previously filed paper exhibits are not restated electronically.